File No. 82-34719

SECURITAS

Securitas AB

Interim Report
January – September 2004

Increased rate of organic sales growth. Continued improvements in operating income and income before taxes – full year forecast 2004 maintained

- **Sales** in the third quarter increased by 4 percent to MSEK 15,182 (14,774), adjusted for changes in exchange rates, acquisitions and divestitures. In the first nine months of the year sales increased by 3 percent to MSEK 44,465 (44,174), adjusted for changes in exchange rates, acquisitions and divestitures. Organic sales growth is positive and improving compared to last year.
- **Operating income** in the third quarter increased by 20 percent to MSEK 1,063 (912), adjusted for changes in exchange rates. Operating margin increased to 7.0 percent (6.2). In the first nine months of the year operating income increased by 13 percent to MSEK 2,887 (2,648), adjusted for changes in exchange rates. Operating margin increased to 6.5 percent (6.0).
- **Income before taxes** in the third quarter increased by 35 percent to MSEK 630 (475), adjusted for changes in exchange rates. In the first nine months of the year income before taxes increased by 23 percent to MSEK 1,627 (1,340), adjusted for changes in exchange rates.
- **Net income** in the third quarter increased by 34 percent to MSEK 393 (294). In the first nine months of the year, the increase was 22 percent to MSEK 1,017 (832).
- **Earnings per share** after full taxes increased 32 percent to SEK 1.07 (0.81) in the third quarter. In the first nine months of the year, the increase was 19 percent to SEK 2.78 (2.33).

Comments from the CEO, Thomas Berglund

"The third quarter confirms that Securitas is back to growth in both sales and income. Our previous forecast for the full year of an increase in income before taxes of 15–20 percent, adjusted for changes in exchange rates, is maintained."

dlw 12/21

Key Financial Data

MSEK	Q3 2004	Q3 2003	Total change, %	9M 2004	9M 2003	Total change, %
Sales	15,182	14,774	*3*	44,465	44,174	*1*
Organic sales growth, % [1)]	*4*	*-4*		*3*	*-4*	
Operating income	1,063	912	*17*	2,887	2,648	*9*
Real change, %	*20*	*-14*		*13*	*-13*	
Operating margin, %	*7.0*	*6.2*		*6.5*	*6.0*	
Income before taxes	630	475	*33*	1,627	1,340	*21*
Real change, %	*35*	*-25*		*23*	*-23*	
Net income	393	294	*34*	1,017	832	*22*
Free cash flow	512	411	*25*	1,512	788	*92*
% of adjusted income	*73*	*72*		*78*	*48*	
Return on capital employed, %	-	-	-	*19*	*18*	-
Earnings per share after full taxes, SEK	1.07	0.81	*32*	2.78	2.33	*19*

1) Adjusted for changes in exchange rates, acquisitions and divestitures

Organic Sales Growth and Operating Margin Development

	Q3 2004			9M 2004		
MSEK	Organic sales growth %	Margin %	Margin increase/ decrease PP	Organic sales growth %	Margin %	Margin increase/ decrease PP
Security Services USA	*-2*	*5.0*	-0.7	*-2*	*5.0*	-0.6
Security Services Europe	*6*	*7.7*	0.3	*4*	*7.2*	0.2
Security Systems	*3*	*10.3*	0.9	*2*	*10.9*	0.5
Direct	*22*	*11.8*	1.0	*21*	*10.0*	1.5
Cash Handling Services	*6*	*8.7*	3.7	*4*	*6.9*	2.3
Group	*4*	*7.0*	0.8	*3*	*6.5*	0.5

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information Meeting and Telephone Conference

An Information Meeting will be held on November 4, 2004 at 3.00 p.m. CET
The Information Meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm
Call-in number to participate in the information meeting is +44 (0) 20 7162 0182
The meeting is also webcasted at www.securitasgroup.com
For a recorded version of the Information meeting please dial +44 (0) 20 8288 4459. Access code: 540012.

SALES AND INCOME FOR THE GROUP

July – September 2004

Sales amounted to MSEK 15,182 (14,774). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to 4 percent (-4).

Group sales are now showing a stable increase of organic sales growth compared to last year.

SALES JULY – SEPTEMBER MSEK	2004	2003	%
Total sales	**15,182**	**14,774**	*3*
Acquisitions/Divestitures	-326	-53	
Currency change from 2003	385	-	
Organic sales	**15,241**	**14,721**	*4*

Operating income before amortization of goodwill amounted to MSEK 1,063 (912), which adjusted for changes in exchange rates of MSEK 30, corresponds to an increase of 20 percent. The operating margin was 7.0 percent (6.2), driven by improvements in all divisions apart from Security Services USA.

Income before taxes amounted to MSEK 630 (475). Adjusted for changes in exchange rates of MSEK 11, this is an increase of 35 percent compared to 2003.

INCOME JULY – SEPTEMBER MSEK	2004	2003	%
Income before taxes	**630**	**475**	*33*
Currency change from 2003	11	-	
Organic income	**641**	**475**	*35*

The Group's full tax rate was 37.5 percent (37.9). Earnings per share after full taxes and full conversion was SEK 1.07 (0.81), an increase of 32 percent.

January – September 2004

Sales amounted to MSEK 44,465 (44,174). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to 3 percent (-4).

SALES JANUARY – SEPTEMBER MSEK	2004	2003	%
Total sales	**44,465**	**44,174**	*1*
Acquisitions/Divestitures	-877	-155	
Currency change from 2003	1,602	-	
Organic sales	**45,190**	**44,019**	*3*

Operating income before amortization of goodwill amounted to MSEK 2,887 (2,648), which adjusted for changes in exchange rates of MSEK 93 corresponds to an increase of 13 percent. The operating margin was 6.5 percent (6.0).

Income before taxes amounted to MSEK 1,627 (1,340). Adjusted for changes in exchange rates of MSEK 27, this corresponds to an increase of 23 percent.

INCOME JANUARY – SEPTEMBER MSEK	2004	2003	%
Income before taxes	**1,627**	**1,340**	*21*
Currency change from 2003	27	-	
Organic income	**1,654**	**1,340**	*23*

The Group's full tax rate was 37.5 percent (37.8). Earnings per share after full taxes and full conversion was SEK 2.78 (2.33), an increase of 19 percent.

Organic sales growth, %, 2001-2004


15%
10%
5%
0%
-5%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04

Income before taxes, real change, %, 2001-2004


120%
80%
40%
0%
-40%
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04

DEVELOPMENT IN THE GROUP'S DIVISIONS

Divisional Overview January – September 2004 and 2003

MSEK	Security Services USA		Security Services Europe		Security Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	14,412	15,883	17,603	17,134	3,319	2,776	1,890	1,568	7,241	6,813	-	-	44,465	44,174
Sales, intra-group	-	-	330	351	57	51	35	32	83	83	-505	-517	-	-
Total sales	**14,412**	**15,883**	**17,933**	**17,485**	**3,376**	**2,827**	**1,925**	**1,600**	**7,324**	**6,896**	**-505**	**-517**	**44,465**	**44,174**
Organic sales growth, %	***-2***	***-11***	***4***	***3***	***2***	***6***	***21***	***19***	***4***	***-5***	-	-	***3***	***-4***
Operating income before amortization of goodwill	**727**	**882**	**1,285**	**1,216**	**368**	**293**	**193**	**136**	**503**	**319**	**-189**	**-198**	**2,887**	**2,648**
Operating margin, %	***5.0***	***5.6***	*7.2*	*7.0*	***10.9***	***10.4***	***10.0***	***8.5***	***6.9***	***4.6***	-	-	***6.5***	***6.0***
Amortization of goodwill	-331	-346	-259	-278	-87	-43	-36	-36	-153	-145	-	-	-866	-848
Operating income after amortization of goodwill	396	536	1,026	938	281	250	157	100	350	174	-189	-198	2,021	1,800
Operating capital employed	907[2)]	1,188[2)]	1,817	2,497	755	727	811	641	2,648	2,369	-1,372	-1,699	5,566	5,723
Operating capital employed as % of sales[1)]	*5*[2)]	*6*[2)]	***8***	***11***	***14***	***18***	***31***	***30***	***27***	***25***	-	-	***9***	***10***
Goodwill	6,175	6,880	4,212	4,612	2,246	590	491	520	2,509	2,750	-	-	15,633	15,352
Capital Employed	**7,082**[2)]	**8,068**[2)]	**6,029**	**7,109**	**3,001**	**1,317**	**1,302**	**1,161**	**5,157**	**5,119**	**-1,372**	**-1,699**	**21,199**	**21,075**
Return on capital employed, %	***14***	***16***	***29***	***24***	***17***	***31***	***19***	***17***	***14***	***11***	-	-	***19***	***18***

1) Adjusted for the full year sales of acquired entities
2) Calculated after the reversal of the sale of accounts receivables of MSEK 1,655 (1,724)

The development in the Group's divisions above conform to RR 25 Segment Reporting. Comparatives have been adjusted.

Security Services USA

In Security Services USA, after last year's completion of the merger of all operations under the Securitas name, there is now an increased focus on customers and further refinement. The organization is now up to speed, which is expected to show in the performance of the coming quarters.

July – September 2004

Organic sales growth amounted to -2 percent (-10). The negative trend in sales seems to have bottomed out in the third quarter. The revenue per day is nearly back to the level at the beginning of the year and increasing. However, compared to 2003, sales levels are still lower.

Sales and organic sales growth				
MUSD	**Q1**	**Q2**	**Q3**	**Q4**
2004	643	636	645	n/a
	0%	*-2%*	*-2%*	*n/a*
2003	639	646	658	665
	-10%	*-13%*	*-10%*	*-2%*
2002	707	735	728	668
	9%	*14%*	*13%*	*-4%*

The operating margin was 5.0 percent (5.7). The 0.7 percentage point decline, compared to last year, reflects increases in the SUI-charges (State Unemployment Insurance) and medical costs that, given the current environment of continued pricing pressure, have not been fully compensated through price increases.

Operating income and operating margin				
MUSD	**Q1**	**Q2**	**Q3**	**Q4**
2004	32	33	32	n/a
	5.0%	*5.1%*	*5.0%*	*n/a*
2003	35	36	38	37
	5.4%	*5.5%*	*5.7%*	*5.6%*
2002	43	44	48	44
	6.0%	*6.1%*	*6.5%*	*6.6%*

The current trend in the market still suggests that some customers are holding back security spending to save costs and improve short-term profitability.

January – September 2004

Organic sales growth amounted to -2 percent (-11).

The operating margin was 5.0 percent (5.6).

The contract portfolio, which generates approximately 90 percent of sales, was flat during the first nine months of 2004. Prices and wages increased 1.5 percent on an annualized basis. Staff turnover amounted to 60 percent, while client retention was stable at 89 percent.

The current market conditions continue to be difficult for the security services industry and the organic sales growth is expected to continue to be negative for the remainder of 2004.

Continued efforts to compensate for cost increases are being implemented but are not expected to have any impact during 2004. Thus the operating margin will continue to be under pressure for the remainder of the year.

Security Services Europe

In Security Services Europe the focus is on further specialization and refinement of services in order to speed up organic sales growth and margin expansion. In most countries separate units for small customers with timesharing services have been created and permanent guarding for large customers is being organized in specific customer segments. Aviation and port security creates opportunities for faster expansion when being further specialized.

July – September 2004

Organic sales growth amounted to 6 percent (1). The organic sales growth in the quarter was slightly higher than the contract portfolio run rate due to the negative development in the Netherlands during the third quarter 2003, and the large contract gain in the UK during the fourth quarter 2003. Norway, Denmark, Finland, UK, Spain and Austria show stronger development than average in organic sales growth. The development in Germany and France was lower than average in organic sales growth, partly due to the continued impact from the slow market development. Germany, however, has shown positive development in organic sales growth during the past two quarters. The Netherlands is stabilizing, after suffering from contract losses in the third quarter last year, and showed slightly positive organic sales growth during the quarter.

Sales and organic sales growth

MSEK	Q1	Q2	Q3	Q4
2004	5,848	5,987	6,098	n/a
	3%	*3%*	*6%*	*n/a*
2003	5,773	5,895	5,817	5,874
	5%	*5%*	*1%*	*3%*
2002	5,516	5,704	5,883	5,846
	8%	*11%*	*9%*	*3%*

The operating margin increased to 7.7 percent (7.4). The Nordic countries, Portugal and Belgium all show above average development in margins. Germany and France have stable margins.

Operating income and operating margin

MSEK	Q1	Q2	Q3	Q4
2004	407	406	472	n/a
	7.0%	*6.8%*	*7.7%*	*n/a*
2003	382	402	432	483
	6.6%	*6.8%*	*7.4%*	*8.2%*
2002	347	369	439	456
	6.3%	*6.5%*	*7.5%*	*7.8%*

January – September 2004

Organic sales growth amounted to 4 percent (3).

The contract portfolio, which generates approximately 85 percent of sales, grew by 5 percent on an annualized basis. Both wage and price increases amount to 3 percent on an annualized basis. The client retention rate is stable above 90 percent and staff turnover was 35 percent.

For the full year, organic sales growth is expected to be in line with previous guidance, just below the contract portfolio development.

The operating margin was 7.2 percent (7.0). The operating margin for the full year is expected to improve in line with the margin improvement during the first nine months of 2004. The margin improvement is supported by continued cost control, increased volume and the increased contribution of time sharing solutions and combined contracts.

Security Systems

In Security Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves splitting the production organization between installation and maintenance. In the second step, the organization is split between customer segments, with banks and chain customers as important segments.

The addition of Bell and Eurotelis establishes the Security Systems division as a market leader in the banking segments in the UK and France. The integration of the acquired units is proceeding according to plan.

July – September 2004

Organic sales growth amounted to 3 percent (6), although lower than last year, this is an improvement over the second quarter 2004. The division has been impacted by low order intake during the fourth quarter 2003 and the first quarter 2004 in some countries. The order intake has improved during the second quarter, while the development is slightly slower in the third quarter. Further, organic sales growth has been negatively impacted by the current focus on internal reorganization following the acquisitions of Bell and Eurotelis. Spain, Portugal, Norway and the Netherlands show higher organic sales growth figures than the average.

The operating margin was 10.3 percent (9.4). Excluding Bell the quarter shows a margin improvement to 11.6 percent.

January – September 2004

Organic sales growth amounted to 2 percent (6).

The operating margin was 10.9 percent (10.4). Most countries show improved or similar operating margin compared to the first nine months of last year. The development is supported by the increased focus on installation and maintenance, further customer segmentation and efficient sourcing of products.

The organic sales growth for the full year 2004 is expected to be in line with the first nine months 2004. The operating margin for the full year 2004 is expected to be higher compared to 2003.

Direct

The Direct business has its entire focus on organic development. During the last two years resources have been allocated to speed up the development in countries where Direct is already operating and to expand into new markets.

The new consumer concept is being developed in all countries of operation with a current focus on Sweden, France and the Netherlands.

July – September 2004

Organic sales growth amounted to 22 percent (20). In Direct's traditional operations organic sales growth continues to be strong and amounted to 28 percent (30) in the quarter. Direct continues to show strong development compared to the market.

The operating margin was 11.8 percent (10.8). The increase is due to improvements in third party monitoring operations.

January – September 2004

Organic sales growth amounted to 21 percent (19). In Direct's traditional operations the organic sales growth amounted to 29 percent (30) during the first nine months of 2004.

The operating margin was 10.0 percent (8.5). The increase is due to improvements in third party monitoring operations.

In Direct's traditional operations, the new wireless consumer concept has been introduced in the majority of its major markets. This concept generates more than 75 percent of total new systems sold. During the period 109,681 (83,057) new alarms were installed in Direct's traditional operations, an increase of 32 percent. This raised the total number of connected alarms by 28 percent to 523,525 (409,096). In the third party monitoring operations, 12,281 (11,672) new alarms were installed for a total of 138,678 (134,948) connected alarms. The total number of new installations by Direct thus amounts to 121,962 (94,729) and the number of connected alarms to 662,203 (544,044), an increase of 22 percent compared to 2003.

Going forward, the focus is on continued organic sales growth in existing countries and on introducing the concepts in new markets through organic start-ups. Organic sales growth for the full year is expected to continue at current levels and the operating margin for the full year to improve compared to last year.

Cash Handling Services

The Cash Handling Services division is returning to normal operations and step by step increasing its performance. A joint management team for the U.S. and Europe has been established. During the quarter Securitas made a successful bid for Valiance Cash Handling of France which establishes Securitas as a market leader in France.

Organic sales growth in Europe is back to normal levels of 5–10 percent with strong margin improvement. The cash management operation in the UK (SCM UK) was back in profit in the second quarter and continues to improve in the third quarter. The German operation is still showing a loss but stabilizing and substantially increasing operational quality and precision.

In the U.S. operation, the Eastern Region has been split into two regions. Decentralization and reduction of central resources is under way. In the second and third quarter organic sales growth has started to accelerate after the loss of one large customer last year.

July – September 2004

Organic sales growth amounted to 6 percent (-1). This is an improvement compared to all quarters in 2003 and confirms that the division is back to positive organic sales growth. After large contract losses in the third quarter last year, Portugal has returned to organic sales growth.

The operating margin was 8.7 percent (5.0).

The German operation has improved significantly compared to last year following the major reorganization project that was completed in the fourth quarter 2003. Losses for the third quarter amounts to MSEK 9 and are related to the difficult trading environment and intense price pressure, which are expected to continue during the rest of the year. Full year losses are expected around MSEK 50.

January – September 2004

Organic sales growth amounted to 4 percent (-5). The significant loss of volume in Portugal and Germany impacted the organic sales growth negatively by 2 percentage points.

The operating margin was 6.9 percent (4.6).

Organic sales growth will continue to improve during the year. The operating margin is expected to show significant improvement compared to 2003. Valiance is included from October 16, and is expected to contribute sales of MSEK 321 in the fourth quarter and break even at the operating margin level. Going forward, Valiance is expected to perform in line with the division.

CASH FLOW

July – September 2004

Operating income before amortization of goodwill amounted to MSEK 1,063 (912).

Net investments in fixed assets after depreciation totaled MSEK 18 (-34).

Changes in accounts receivable amounted to MSEK -187 (-223) and changes in other operating capital employed amounted to MSEK -38 (97).

Cash flow from operating activities was MSEK 856 (752), equivalent to 81 percent (82) of operating income before amortization of goodwill.

Free cash flow was MSEK 512 (411), equivalent to 73 percent (72) of adjusted income.

January – September 2004

Operating income before amortization of goodwill amounted to MSEK 2,887 (2,648).

Net investments in fixed assets after depreciation totaled MSEK -57 (-163).

Changes in accounts receivable amounted to MSEK -166 (-358) and changes in other operating capital employed amounted to MSEK -429 (-541). The change includes a non-recurring payment, the second installment for the so-called WELO-project in the German cash handling operation, of MSEK 184 made in February.

Cash flow from operating activities was MSEK 2,235 (1,586), equivalent to 77 percent (60) of operating income before amortization of goodwill. Adjusted for the non-recurring payment of MSEK 184 the operating cash flow was 84 percent, which is a significant improvement compared to last year.

Free cash flow was MSEK 1,512 (788), equivalent to 78 percent (48) of adjusted income.

Free cash flow as percent of adjusted income, excluding the non-recurring payment of MSEK 184, is for the full year expected to be in line with the Group target of 75–80 percent.

CAPITAL EMPLOYED, RETURN ON CAPITAL EMPLOYED, NET DEBT AND SHAREHOLDERS' EQUITY

The Group's operating capital employed was MSEK 5,566 (5,521 as of December 31, 2003) corresponding to 9 percent (9 as of December 31, 2003) of sales adjusted for full-year sales of acquired units. The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in an increase of the opening net liability for pensions and other benefits to employees of MSEK 821. This has resulted in a net decrease of operating capital employed of MSEK 531 after considering tax effects of MSEK 290. Further information can be found in Appendix 1 and in Note 5.

Acquisitions have increased operating capital employed by MSEK 183 during the first nine months of 2004. Restructuring provisions amounted to MSEK 57 (49 as of December 31, 2003).

Acquisitions increased consolidated goodwill by MSEK 1,669 during the first nine months of 2004. After amortization of MSEK 866 and positive translation differences of MSEK 52 total goodwill for the group amounted to MSEK 15,633 (14,778 as of December 31, 2003).

The Group's total capital employed was MSEK 21,199 (20,299 as of December 31, 2003). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 80 during the first nine months of 2004. The return on capital employed was 19 percent (18).

The Group's net debt increased by MSEK 1,101 to MSEK 10,184 (9,083 as of December 31, 2003). Acquisitions during the first nine months of 2004 increased the Group's net debt by MSEK 1,877, of which purchase payments accounted for MSEK 1,779, assumed net debt MSEK 73 and restructuring costs paid for MSEK 25. The Group's net debt increased by MSEK 38 during the first nine months of 2004 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 6.4 (5.3 as of December 31, 2003).

The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in a decrease of the opening net debt of MSEK 33 due to the reclassification of provisions for pensions and similar commitments from Interest bearing provisions to Non-interest bearing provisions. Further information can be found in Note 5.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 71 (84).

Shareholders' equity amounted to MSEK 10,998 (11,201 as of December 31, 2003). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 42 during the first nine months of 2004.The net debt to equity ratio amounted to 0.93 (0.81 as of December 31, 2003).

The total number of outstanding shares amounted to 365,058,897 as of September 30, 2004. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

ACQUISITIONS AND DIVESTITURES

January – September 2004 (MSEK)

Company	Division [1]	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Of which provisions for restructuring
Opening balance					**14,778**	**49**
VNV, Netherlands [6]	Security Services Europe	-	155	155	155	-
Bell, UK	Security Systems	954	1,366	1,458	1,260	-
Eurotelis, France	Security Systems	247	238	209	234	29
TCV, Spain	Security Services Europe	55	18	27	14	3
Other acquisitions [7]		25	19	20	18	2
Divestitures [8]		-49	-17	-17	-12	-
Total acquisitions/divestitures January – September 2004		**n/a**	**1,779**	**1,852**	**1,669**	**34**
Amortization of goodwill/utilization of provisions for restructuring					-866	-25
Translation differences					52	-1
Closing balance					**15,633**	**57**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) Additional payment 7) Argus, USA, Best Security, Belgium, Best Event Service, Belgium, GDW, Belgium, contract portfolios, Finland, Vagttjensten Fredrikshavn, Denmark (additional payment), FST Beveiliging, Netherlands 8) Protectas Aviation Security A.G, Switzerland

Acquisitions increased sales by MSEK 877 during the nine months of 2004 and Group goodwill by MSEK 1,669 leading to an increase of MSEK 97 in annual goodwill amortization.

Valiance Cash Handling, France

On September 30, 2004 Securitas agreed to take over personnel and certain assets representing the Valiance Cash Handling operations in France that were declared in bankruptcy on July 27, 2004. The operations comprise a nationwide network of 58 local branches making Securitas one of the two main players in the French cash handling market.

The Valiance operations have annual sales of MEUR 180 (MSEK 1,620), 2,527 employees in 58 local branches with national cover and 875 vehicles. Customers are mainly the Post, Banks and large retailers. Securitas has taken over personnel and certain assets from the administered company in return for a cash payment of MEUR 11 (MSEK 99) and by assuming personnel related liabilities of MEUR 9 (MSEK 81). In addition to this Securitas has assumed certain financial leases on vehicles, buildings and security equipment. This together with the required working capital represents a capital employed of approximately MEUR 80 (MSEK 720).

As Securitas has only acquired or assumed the resources it needs to run the operations, the estimated restructuring costs are nominal and mainly related to the re-branding of the operations.

Valiance is included in the Securitas Group from October 16, 2004. The acquired business is expected to contribute to Group income and cash flow from the beginning of 2005.

Including the acquired Valiance operations Securitas Cash Handling Services in France has annual sales of MEUR 215 (MSEK 1,935) and approximately 3,000 employees in 66 local branches. The business is divided into 62 percent transportation, 10 percent ATM services and 28 percent cash management services.

Bell Group plc, UK

On May 6, 2004, Securitas and Bell Group plc announced that they had agreed the terms of a recommended cash offer by Securitas for the entire issued and to be issued share capital of Bell. The offer, which was made on the basis of 175 pence in cash for each Bell share, was declared unconditional in all respects on June 7, 2004.

Bell was founded in 1985 and listed on the London Stock exchange in 1999. The company, which has 800 employees, is mainly active in the design, installation and maintenance of security systems and is a high quality security systems provider to the financial services market in UK and Ireland where it is the market leader. For 2003, the company reported sales of MGBP 70 (MSEK 922) and an operating income before goodwill amortization and exceptional items of MGBP 5 (MSEK 66), corresponding to an operating margin of 7 percent. More than 70 percent of sales were in the UK and Ireland. Bell also has activities in some other European countries overlapping with Securitas existing business.

The acquisition, which was financed from existing cash resources and which is included in the Securitas Group as from June 7, 2004, has a total enterprise value of MGBP 104 (MSEK 1,458), including acquired net debt of MGBP 6.8 (MSEK 93). This gives a goodwill of MGBP 91 (MSEK 1,260) to be amortized over 20 years. Bell has increased Group sales by MSEK 203 and the operating income by MSEK 8 in the period. The impact of the acquisition on income before taxes is slightly negative for the period. Synergies from the acquisitions are estimated at MGBP 3 (MSEK 41) on an annual basis and the acquisition is expected to contribute positively to income before taxes as from 2005.

With the acquisition of Bell and Eurotelis (described below) the Security Systems division within Securitas has annual sales of approximately MSEK 5,500 and operations in 12 European countries and the USA. The acquisition is consistent with the four-step strategy for the division that entails splitting installation and technical maintenance, focusing on customer segments, global sourcing with long-term partners and acquiring new platforms.

Eurotelis, France

Securitas Security Systems in France has acquired Eurotelis from the Valiance Group. Eurotelis, with 370 employees, has annual sales of MEUR 27 (MSEK 247) mainly in installation and alarm monitoring. The acquisition, which has an enterprise value of MEUR 23 (MSEK 209) and a goodwill of MEUR 26 (MSEK 234) to be amortized over ten years, is included in the Securitas Group as from June 2004.

Eurotelis is significantly strengthening the position of Securitas Security Systems in France and enables Securitas to be the market leader in the bank and post segment.

TCV, Spain

Securitas Security Services in Spain has acquired TCV with annual sales of MEUR 6 (MSEK 55) in security services and 230 employees. The acquisition is included in the Securitas Group as from April 2004, with an enterprise value of MEUR 3.0 (MSEK 27) and a goodwill of MEUR 1.5 (MSEK 14), to be amortized over five years. The acquisition has strengthened the Spanish security services operations in the Castilla La Mancha region.

IMPORTANT EVENTS

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases, and interim and annual reports for 2001 to 2003. For the most recent published background information please refer to Securitas Annual Report 2003 Note 28, Contingent Liabilities page 72.

Together with American Airlines and other parties, Globe or another Securitas company is a defendant in 71 lawsuits pertaining to the events of September 11. The proceedings against the Securitas companies other than Globe have, with the consent of the Court and the plaintiffs, been temporarily stayed. In all the suits, a number of persons other than Globe and Securitas companies are co-defendants. 53 suits pertain to persons who died or who were injured and 18 relate to damage to property and businesses owing to the events of September 11. Certain of the recently filed property claims are believed to be substantial and the aggregate, estimated value of the claims filed exceeds the funds estimated to be available to the plaintiffs as a source of recovery due to the statutory liability cap which limits the amount which can be recovered to the available insurance limits. Globe and the other companies in the Group named as defendants plan to challenge these suits.

None of these lawsuits are expected to impact Securitas' operations or financial position.

As previously disclosed, a special fund has been established by the U.S. Government to compensate victims of the September 11 tragedy. Over 98 percent of persons claiming on behalf of World Trade Center deceased victims has elected to obtain compensation from the victims compensation fund rather than pursue litigation. Claimants under the fund waive their right to seek compensation through litigation.

The deadlines for filing wrongful death, bodily injury and property damage claims have now all expired. Cross claims may still be filed by existing parties to the already filed claims.

As disclosed in the Annual Report 2003, Securitas had commenced arbitration proceedings in Sweden in order to confirm its right to extended coverage with respect to the events of September 11, 2001 under the Group's general liability policy. A final arbitration award was issued in this proceeding confirming that coverage under this policy does extend to Securitas and its subsidiary companies with the respect to the events of September 11, 2001. The insurer has filed a challenge to this arbitration award.

Long-term credit rating

The long-term credit rating for Securitas from Moody's changed in August 2004 from Baa1 with negative outlook to Baa2 with stable outlook. The Standard & Poor long-term credit rating is BBB+ with stable outlook.

Nomination Committee

At the Annual General Meeting held on April 6, 2004, a nomination committee was elected consisting of Gustaf Douglas and Melker Schörling, representing the principal owners of Securitas AB. Further, the members of the nomination committee were instructed by the Annual General Meeting to designate, during the third calendar quarter 2004, another two members among the major institutional shareholders. In September 2004, Marianne Nilsson, Robur and Annika Andersson, Fourth Swedish National Pension Fund were appointed as members of the nomination committee before the Annual General Meeting 2005.

ACCOUNTING PRINCIPLES

In general

In preparing this interim report, Securitas has applied the accounting principles in Note 1 on pages 57–59 of the published Annual Report for 2003.

Implementation and effects of new recommendations from the Swedish Financial Accounting Standards Council for 2004

Information on the transition to RR 29 Employee Benefits can be found in Appendix 1 and in Note 5.

Transition to International Financial Reporting Standards in 2005 (IAS/IFRS)

For information regarding the transition to IAS/IFRS please refer to Appendix 1.

THE GROUP'S DEVELOPMENT

For the full year 2004 an increase of income before taxes of 15–20 percent, adjusted for changes in exchange rates, is expected.

Previous forecast stated on August 11, 2004:
For the full year 2004 an increase of income before taxes of 15–20 percent, adjusted for changes in exchange rates, is expected.

STOCKHOLM, NOVEMBER 4, 2004

Thomas Berglund
President and Chief Executive Officer

This report has not been reviewed by the company's auditors.

Income

MSEK	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Jan-Dec 2003	Jan-Dec 2002
Sales, continuing operations	14,856.5	14,473.9	43,587.7	43,533.5	57,886.3	61,580.8
Sales, acquired businesses	325.6	299.8	876.9	640.4	964.0	4,104.5
Total sales	**15,182.1**	**14,773.7**	**44,464.6**	**44,173.9**	**58,850.3**	**65,685.3**
Organic sales growth, % [1]	*4*	*-4*	*3*	*-4*	*-3*	*8*
Production expenses	-11,691.9	-11,426.5	-34,396.1	-34,267.3	-45,491.5	-50,625.0
Gross income	**3,490.2**	**3,347.2**	**10,068.5**	**9,906.6**	**13,358.8**	**15,060.3**
Selling and administrative expenses	-2,427.3	-2,435.3	-7,181.9	-7,258.8	-9,626.8	-10,601.9
Operating income before amortization of goodwill	**1,062.9**	**911.9**	**2,886.6**	**2,647.8**	**3,732.0**	**4,458.4**
Operating margin, %	*7.0*	*6.2*	*6.5*	*6.0*	*6.3*	*6.8*
Amortization of goodwill	-301.1	-288.8	-865.5	-848.4	-1,137.0	-1,164.5
Operating income after amortization of goodwill	**761.8**	**623.1**	**2,021.1**	**1,799.4**	**2,595.0**	**3,293.9**
Net financial items	-132.2	-148.6	-393.8	-459.8	-596.8	-782.3
Income before taxes	**629.6**	**474.5**	**1,627.3**	**1,339.6**	**1,998.2**	**2,511.6**
Net margin, %	*4.1*	*3.2*	*3.7*	*3.0*	*3.4*	*3.8*
Current taxes	-229.9	-192.8	-559.5	-529.1	-675.2	-620.8
Deferred taxes	-6.3	13.1	-50.8	22.7	-78.9	-376.2
Minority share in net income	-0.1	-0.7	-0.4	-1.0	-1.8	-28.8
Net income for the period	**393.3**	**294.1**	**1,016.6**	**832.2**	**1,242.3**	**1,485.8**

Cash flow

Operating cash flow MSEK	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Jan-Dec 2003	Jan-Dec 2002
Operating activities						
Operating income before amortization of goodwill	1,062.9	911.9	2,886.6	2,647.8	3,732.0	4,458.4
Investments in fixed assets	-395.9	-427.4	-1,259.6	-1,317.1	-1,718.6	-1,746.1
Depreciation (excluding amortization of goodwill)	413.9	393.7	1,203.1	1,153.7	1,564.1	1,493.5
Change in accounts receivable [2]	-186.9	-223.4	-166.2	-358.4	-368.1	808.6
Changes in other operating capital employed [2]	-37.8	97.5	-429.4	-540.5	-282.2	173.8
Cash flow from operating activities	**856.2**	**752.3**	**2,234.5**	**1,585.5**	**2,927.2**	**5,188.2**
Cash flow from operating activities, %	*81*	*82*	*77*	*60*	*78*	*116*
Net financial items paid	-199.2	-221.2	-390.9	-465.9	-615.0	-794.6
Income taxes paid	-144.9	-120.4	-331.9	-331.6	-510.9	-678.2
Free cash flow	**512.1**	**410.7**	**1,511.7**	**788.0**	**1,801.3**	**3,715.4**
Free cash flow, % [3]	*73*	*72*	*78*	*48*	*73*	*122*
Cash flow from investing activities, acquisitions	-17.4	-75.1	-1,877.4	-1,282.1	-1,307.8	-1,709.7
Cash flow from financing activities	467.6	435.9	-552.2	1,034.3	1,572.3	29.5
Cash flow for the period	**962.3**	**771.5**	**-917.9**	**540.2**	**2,065.8**	**2,035.2**

Cash flow MSEK	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Jan-Dec 2003	Jan-Dec 2002
Cash flow from operations [4]	905.7	830.2	2,746.3	2,084.3	3,492.9	5,357.6
Cash flow from investing activities [4]	-411.0	-494.6	-3,112.0	-2,578.4	-2,999.4	-3,351.9
Cash flow from financing activities	467.6	435.9	-552.2	1,034.3	1,572.3	29.5
Cash flow for the period	**962.3**	**771.5**	**-917.9**	**540.2**	**2,065.8**	**2,035.2**

Change in net debt MSEK	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Jan-Dec 2003	Jan-Dec 2002
Opening balance	**-10,795.0**	**-10,801.3**	**-9,082.5**	**-9,886.8**	**-9,886.8**	**-12,582.6**
Effect of change in accounting principle [5]	-	-	32.6	-	-	-
Opening balance adjusted in accordance with new principle	**-10,795.0**	**-10,801.3**	**-9,049.9**	**-9,886.8**	**-9,886.8**	**-12,582.6**
Cash flow for the period	962.3	771.5	-917.9	540.2	2,065.8	2,035.2
Change in loans	-467.6	-410.3	-177.9	-1,557.5	-2,095.5	-414.0
Change in net debt before translation differences	**494.7**	**361.2**	**-1,095.8**	**-1,017.3**	**-29.7**	**1,621.2**
Translation differences	116.3	345.7	-38.3	809.7	834.0	1,074.6
Change in net debt	**611.0**	**706.9**	**-1,134.1**	**-207.6**	**804.3**	**2,695.8**
Closing balance	**-10,184.0**	**-10,094.4**	**-10,184.0**	**-10,094.4**	**-9,082.5**	**-9,886.8**

Capital employed and financing

MSEK	Sep 30, 2004	Jun 30, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Dec 31, 2002
Operating capital employed	**5,565.5**	**5,381.9**	**5,521.4**	**5,722.9**	**5,780.6**	**4,890.9**
Return on operating capital employed, % [6]	*72*	*70*	*72*	*72*	*76*	*83*
Operating capital employed as % of sales [6, 7]	*9*	*9*	*9*	*10*	*10*	*7*
Goodwill	15,633.2	16,203.8	14,777.8	15,351.7	16,143.3	16,672.2
Capital employed	**21,198.7**	**21,585.7**	**20,299.2**	**21,074.6**	**21,923.9**	**21,563.1**
Return on capital employed, % [6, 8]	*19*	*18*	*18*	*18*	*19*	*21*
Net debt	**-10,184.0**	**-10,795.0**	**-9,082.5**	**-10,094.4**	**-10,801.3**	**-9,886.8**
Minority interest	**16.4**	**12.6**	**15.6**	**14.8**	**14.4**	**13.2**
Shareholders' equity	**10,998.3**	**10,778.1**	**11,201.1**	**10,965.4**	**11,108.2**	**11,663.1**
Net debt equity ratio/multiple	*0.93*	*1.00*	*0.81*	*0.92*	*0.97*	*0.85*

Notes 1-8 refer to page 13

Balance Sheet

MSEK	Sep 30, 2004	Jun 30, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Dec 31, 2002
ASSETS						
Fixed assets						
Goodwill	15,633.2	16,203.8	14,777.8	15,351.7	16,143.3	16,672.2
Other intangible fixed assets	403.9	425.8	384.7	303.7	298.0	263.0
Tangible fixed assets	5,170.8	5,224.1	5,069.0	5,116.7	5,262.1	5,256.5
Non-interest bearing financial fixed assets [5]	2,015.9	1,996.6	2,455.2	2,579.2	2,656.0	2,734.2
Interest bearing financial fixed assets	140.7	140.7	138.7	134.7	144.1	147.3
Total fixed assets	**23,364.5**	**23,991.0**	**22,825.4**	**23,486.0**	**24,503.5**	**25,073.2**
Current assets						
Non-interest bearing current assets	10,659.8	10,475.3	9,653.6	9,741.0	9,880.5	9,552.6
Cash and liquid funds	3,562.4	2,609.4	4,475.7	3,010.3	2,371.6	2,851.2
Total current assets	**14,222.2**	**13,084.7**	**14,129.3**	**12,751.3**	**12,252.1**	**12,403.8**
TOTAL ASSETS	**37,586.7**	**37,075.7**	**36,954.7**	**36,237.3**	**36,755.6**	**37,477.0**

MSEK	Sep 30, 2004	Jun 30, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Dec 31, 2002
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Restricted equity	7,331.1	7,776.2	7,820.9	6,833.0	7,094.9	7,823.7
Non-restricted equity	3,667.2	3,001.9	3,380.2	4,132.4	4,013.3	3,839.4
Total shareholders' equity	**10,998.3**	**10,778.1**	**11,201.1**	**10,965.4**	**11,108.2**	**11,663.1**
Equity ratio, %	*29*	*29*	*30*	*30*	*30*	*31*
Minority interest	**16.4**	**12.6**	**15.6**	**14.8**	**14.4**	**13.2**
Provisions						
Interest bearing provisions [5]	-	-	32.6	35.2	35.2	34.8
Non-interest bearing provisions [5]	2,784.1	2,638.7	2,072.5	2,187.6	2,263.6	2,433.9
Total provisions	**2,784.1**	**2,638.7**	**2,105.1**	**2,222.8**	**2,298.8**	**2,468.7**
Long-term liabilities						
Non-interest bearing long-term liabilities	43.0	48.3	231.2	164.2	163.4	231.2
Interest bearing long-term liabilities	11,241.1	11,296.5	11,205.7	11,209.8	11,372.3	11,397.5
Total long-term liabilities	**11,284.1**	**11,344.8**	**11,436.9**	**11,374.0**	**11,535.7**	**11,628.7**
Current liabilities						
Non-interest bearing current liabilities	9,857.8	10,052.9	9,737.4	9,665.9	9,889.0	10,250.3
Interest bearing current liabilities	2,646.0	2,248.6	2,458.6	1,994.4	1,909.5	1,453.0
Total current liabilities	**12,503.8**	**12,301.5**	**12,196.0**	**11,660.3**	**11,798.5**	**11,703.3**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**37,586.7**	**37,075.7**	**36,954.7**	**36,237.3**	**36,755.6**	**37,477.0**

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
CHANGES IN SHAREHOLDERS' EQUITY				
Opening balance according to adopted balance sheet	365.1	7,455.8	3,380.2	11,201.1
Effect of change in accounting principle [5]	-	-	-530.8	-530.8
Opening balance adjusted in accordance with new principle	365.1	7,455.8	2,849.4	10,670.3
Translation differences	-	1.3	40.2	41.5
Transfer between restricted & non-restricted reserves	-	-491.1	491.1	-
Net income for the period	-	-	1,016.6	1,016.6
Dividend paid	-	-	-730.1	-730.1
Closing balance	365.1	6,966.0	3,667.2	10,998.3

Data per share

SEK	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Jan-Dec 2003	Jan-Dec 2002
Share price, end of the period	97.00	94.00	97.00	94.00	97.00	104.00
Earnings after current taxes, after full conversion	1.09	0.78	2.93	2.27	3.66	5.14
Earnings after full taxes, before full conversion	1.08	0.81	2.78	2.28	3.41	4.10
Earnings after full taxes, after full conversion	1.07	0.81	2.78	2.33	3.45	4.14
Dividend	-	-	-	-	2.00	2.00
P/E-ratio after full conversion	-	-	-	-	28	25
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	363,055,906
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	364,725,065	364,808,523	362,068,889
Number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810	382,473,261
Average number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,419,552	382,416,866	376,689,957

Further information regarding earnings per share

MSEK	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Jan-Dec 2003	Jan-Dec 2002
Net income for the period	393.3	294.1	1,016.6	832.2	1,242.3	1,485.8
Interest cost for the convertible loan, net of 28% tax	17.6	17.5	51.3	60.3	77.8	73.7
Net income used in data per share calculations	410.9	311.6	1,067.9	892.5	1,320.1	1,559.5

Note 5 refer to page 13

KEY FIGURES – THE GROUP, NINE MONTHS, 2000-2004

Total sales & Organic sales growth, 9M, 2000-2004


60,000
50,000
40,000
30,000
20,000
10,000
0
14 %
12 %
10 %
8 %
6 %
4 %
2 %
0 %
-2 %
-4 %
-6 %
9M-00 9M-01 9M-02 9M-03 9M-04
Total Sales, MSEK
Organic sales growth, %

Operating income & Operating margin, 9M, 2000-2004


3,500
3,000
2,500
2,000
1,500
1,000
500
0
8 %
6 %
4 %
2 %
0 %
9M-00 9M-01 9M-02 9M-03 9M-04
Operating income, MSEK
Operating margin, %

Income before taxes & Free cash flow, 9M, 2000-2004


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2,500
2,300
2,100
1,900
1,700
1,500
1,300
1,100
900
700
500
300
100
-100
9M-00 9M-01 9M-02 9M-03 9M-04
Income before taxes, MSEK
Free cash flow, MSEK

Capital employed & Return on capital employed, 9M, 2000-2004


30,000
25,000
20,000
15,000
10,000
5,000
0
20 %
15 %
10 %
5 %
0 %
9M-00 9M-01 9M-02 9M-03 9M-04
Capital employed, MSEK
ROCE, %

Interest cover ratio & Net debt/ equity ratio, 9M, 2000-2004


8
6
4
2
0
1.5
1.0
0.5
0.0
9M-00 9M-01 9M-02 9M-03 9M-04
Interest cover ratio, /
Net debt / equity ratio, /

Earnings per share after full taxes, 9M, 2000-2004


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
9M-00 9M-01 9M-02 9M-03 9M-04
Earnings per share after full taxes, SEK

Notes

1) The calculation of organic sales growth is reported in the table Sales January – September under the section Sales and Income for the Group.

2) The change in accounts receivable is accounted for separately, whereas it was previously included in Changes in other operating capital employed. Changes in other operating capital employed have been adjusted by MSEK 223.4 for July – September 2003, MSEK 358.4 for January – September 2003, MSEK 368.1 for full year 2003 and MSEK -808.6 for full year 2002.

3) Free cash flow as percent of operating income before amortization of goodwill less current taxes and net financial items (adjusted income).

4) Payments from provisions for restructuring have been reclassified from Cash flow from investing activities to Cash flow from operations with effect from full year 2003. Comparative figures for Cash flow from operations have been adjusted by MSEK -7.9 for July – September 2003, MSEK -20.8 for January – September 2003 and MSEK -103.9 for full year 2002. In the operating cash flow, payments from provisions for restructuring are still included in cash flow from investing activities, acquisitions.

5) Provisions for pensions and similar commitments are from January 1, 2004 accounted for according to the new recommendation RR 29 Employee Benefits as described under Accounting Principles. The transition to RR 29 Employee Benefits has not only resulted in an increase of the net liability but also to a reclassification in the balance sheet where all defined benefit plans are accounted for either as Non-interest bearing financial fixed assets or as provisions for pensions and similar commitments included in Non-interest bearing provisions. According to the transition rules the comparatives have not been restated and thus provisions for pensions and similar commitments which previously was included in net debt is not included in net debt from January 1, 2004. The impact on net debt is not material (Provisions for pensions and similar commitments amounted to MSEK 32.6 compared to a net debt of MSEK 9,082.5 in December 2003, MSEK 35.2 compared to a net debt of MSEK 10,094.4 in September 2003, MSEK 35.2 compared to a net debt of MSEK 10,801.3 in June 2003, MSEK 35.7 compared to a net debt of MSEK 9,603.0 in March 2003 and MSEK 34.8 compared to a net debt of MSEK 9,886.8 in December 2002). Costs for defined benefit plans are estimated using the so-called Projected Unit Credit method in a way that distributes the cost over the employee's working life. Obligations are valued at the present value of the expected future cash flows using a discount interest rate corresponding to the interest rate on first-class corporate bonds or government bonds with remaining tenor that is approximately the same as the obligations. If defined benefit plans after taking related assets into consideration result in a net asset, they are reported as net assets in the consolidated balance sheet. Otherwise they are reported as provisions. Costs relating to defined benefit plans, including the interest element, are accounted for in operating income.

6) Key ratios for Return on operating capital employed, %, Operating capital employed as % of sales and Return on capital employed, %, have not been adjusted for the change in accounting principle, described in Appendix 1 and in Note 5, since the effect of the increase of the net liability pensions and other benefits to employees only impacts operating capital employed and capital employed from January 1, 2004.

7) Adjusted for the full year sales of acquired entities.

8) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

APPENDIX 1. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS IN 2005 (IAS/IFRS)

Summary

Securitas is on target to report according to new financial reporting standards in 2005 (IAS/IFRS). All the information regarding the transition to IAS/IFRS 2005 given below is preliminary but gives an overview of the new accounting rules and the projected impact on Securitas.

Summary of IAS/IFRS impact on Securitas is as follows:

IAS/IFRS with no impact or with limited impact on Securitas					IAS/IFRS with significant impact on Securitas
Presentation of Financial Statements (IAS 1)	Inventories (IAS 2)	Cash Flow (IAS 7)	Change In Accounting Policies (IAS 8)	Events After Balance Sheet Date (IAS 10)	Employee Benefits (IAS 19)
Construction Contracts (IAS 11)	Income Taxes (IAS 12)	Segment Reporting (IAS 14)	Property, Plant and Equipment (IAS 16)	Leasing (IAS 17)	Business Combinations (IAS 22 & IFRS 3)
Revenue (IAS 18)	Government Grants (IAS 20)	Foreign Exchange Rates (IAS 21)	Borrowing Costs (IAS 23)	Related Parties (IAS 24)	Impairment of Assets (IAS 36)
Retirement Benefit plans (IAS 26)	Accounting of Investments (IAS 27)	Associates (IAS 28)	Joint Ventures (IAS 31)	Earnings Per Share (IAS 33)	Intangible Assets (IAS 38)
Interim Reporting (IAS 34)	Investment Property (IAS 41)	Sharebased Payments (IFRS 2)	Insurance Contracts (IFRS 4)	Discontinued Operations (IFRS 5)	Financial Instruments (IAS 32 & IAS 39)
					First Time Adoption (IFRS 1)

The preliminary impact on the Group's income statement for 2004 will be as per below:

MSEK	2003 [1)]	Employee Benefits [2)]	Securitization [3)]	IFRS 3 and other impact	Total IFRS impact for 2004
Total sales	58,850				
Operating income before amortization	3,732			6	6
Operating margin, %	*6.3*			*0.0*	*0.0*
Amortization of goodwill	-1,137			1,162	1,162
Amortization of acquisition related intangible assets	-			-71	-71
Operating income after amortization	**2,595**			**1,097**	**1,097**
Net financial items[3)]	-597				
Interest cover ratio	*5.3*				*-0.2*
Income before taxes	**1,998**			**1,097**	**1,097**
Taxes	-754				
Minority share in net income	-2				
Net income	**1,242**			**1,097**	**1,097**
Earnings per share (SEK)	3.41				2.87

1) For reference purposes only.

2) Employee benefits are accounted for according to RR 29 which equals IAS 19 from January 1, 2004 and thus has no impact on the income statement.

3) Securitization has no net impact on the income statement but will be reclassified within Net financial items and thus lead to a decline in the interest cover ratio for 2004 of 0.2. Before reclassification the interest cover ratio for 2004 would be 6.5 and after the reclassification 6.3.

The preliminary bridge between the closing balance sheet according to Swedish GAAP and IAS/IFRS on January 1, 2004 will be as below:

MSEK	Closing Balance 2003	Employee Benefits	Securitization	IFRS 3 and other impact	IFRS 2004
Accounts receivable	6,736		1,637		8,373
Other operating capital employed	-1,215	-564		-173	-1,952
Total operating capital employed	**5,521**	**-564**	**1,637**	**-173**	**6,421**
Goodwill	14,778			-86	14,692
Acquisition related intangible assets	-			287	287
Total capital employed	**20,299**	**-564**	**1,637**	**28**	**21,400**
Operating capital employed as % of sales	*9*				*11*
Return on capital employed, %	*18*				*17*
Net debt	9,083	-33	1,637		10,687
Net debt equity ratio, multiple	*0.81*				*1.00*
Shareholders' equity	11,216	-531		28	10,713
Total financing	**20,299**	**-564**	**1,637**	**28**	**21,400**

Operating items are labeled in green, net debt-related items in red and goodwill, acquisition related intangible assets and taxes in yellow. Items related to shareholders' equity are labeled in blue.

Introduction

Securitas will be reporting according to International Financial Reporting Standards (formerly IAS) from 2005. Although the Swedish Financial Accounting Standards Council's recommendations have progressively converged with IFRS, a number of discrepancies remain. The discrepancies mainly concerns application dates, transition rules but also reflects some of the changes introduced to IAS/IFRS via ongoing improvement projects carried out by the International Accounting Standards Board (IASB). However taken as a whole the Swedish regulatory framework, in terms of the parts applicable to Securitas, is in all material aspects adapted to the changes being introduced within the European Union.

Securitas IFRS project

In order to evaluate the impact of the transition to IAS/IFRS a project was established during 2003. A dedicated implementation organization have worked under the leadership of the Executive Vice President and CFO and with the assistance of Securitas' auditors. The results of the project has been communicated to Group Management, the Audit Committee and the Board of Directors on a continuous basis. The main impacts will be resulting from the accounting of business combinations, including the treatment of goodwill and the recognition and measurement of financial instruments. Segment reporting and Employee benefits, which are two other changes that are significant for many companies transitioning to IFRS, have already been implemented in the Group's reporting with the introduction of the Swedish Standards RR 25 Segment Reporting in 2003 and RR 29 Employee Benefits in 2004.

Overall IFRS transition issues

Securitas will adopt IFRS from the year starting on January 1, 2005. The first interim report issued under IFRS will be the first quarter of 2005 in May 2005. Securitas will provide detailed disclosure on the transition to IAS/IFRS including both the opening balance for 2004 as well as quarterly information adjusted according to IFRS in the Annual Report for 2004 in March 2005. For the years previous to 2004 no restatement will take place, which is in line with the transition rules in IFRS 1.

Segment Reporting

IAS 14 Segment reporting was introduced on July 1, 1998. Segment reporting according to RR 25 was introduced for the reporting of the divisions, which equals segments, within Securitas from the fourth quarter report of 2003, with the historical data being adjusted to conform accordingly.

RR 25 as well as IAS 14 is intended to define principles on how information on various products, services and various geographical regions is disclosed. Securitas has disclosed financial information by division since the implementation of its divisional structure. Securitas' principles for the preparation of information by division had previously been to allocate all central expenses and balance sheet items to the divisions. RR 25 stipulates that costs in any particular segment (division) should not include general administrative expenses, expenses for head offices and other central expenses. These expenses are under RR 25 required to be accounted for separately under the Other heading. Moreover, the segment's assets and liabilities should exclusively include those items that have been utilized/arisen in ongoing operations. Other balance sheet items, primarily current tax, deferred tax and provisions for taxes are accounted for separately under the Other heading. In general, for the divisions, this means that the income is somewhat higher and that the balance sheets contain only operational items.

Segment reporting has been disclosed in the divisional overview in each quarterly report since the fourth quarter report of 2003 as well as in Note 5 to the published Annual Report for 2003. No change will occur when RR 25 is replaced by IAS 14.

Employee Benefits

The accounting of defined benefit plans for pension plans and other employee benefits, primarily healthcare benefits, was for 2003 and previous periods prepared according to Swedish and local accounting standards and recommendations. The new recommendation RR 29 Employee Benefits, which in all material aspects is equal to IAS 19, came into effect on January 1, 2004. This means that defined benefit plans now are accounted for with consistent principles throughout the whole Group. The opening balance for pensions and other employee benefits, MSEK 28, has been restated as of January 1, 2004 without the comparatives being changed, which is in accordance with the transition rules of RR 29. The restated opening balance of the net liability is MSEK 821 higher than the previous balance, calculated according to previously used accounting principles. The difference is attributable mainly to different dates of application of RR 29 and local accounting standards and the different market conditions on those dates and thus have had no significant cash flow impact. The transition to RR 29 has been accounted for as a change in accounting principles, according to RR 5 Changes in Accounting Principles, resulting in a negative adjustment of opening balance of the shareholders' equity of MSEK 531 after considering tax effects of MSEK 290.

MSEK	Jan 1, 2004
Opening balance for pensions and similar commitments	28
Opening balance adjusted to RR 29	-793
Net liability increase	**-821**
Deferred tax	290
Net adjustment of shareholders' equity	**-531**

The above described impact is consistent with the impact that will be disclosed for the transition to IFRS on January 1, 2004 with the possible exception of any additional restatement necessary for the Swedish ITP plan. The Swedish ITP plan has been subject to discussions and the current situation is that it should be accounted for as a defined benefit plan. During the transition process to RR 29 it was however not possible for any company that has the ITP plan to obtain the necessary data to treat the ITP plan as a defined benefit plan. The number of employees covered by this plan is limited and the plan should be sufficiently funded.

The closing balance as per September 30, 2004 is a net liability of MSEK 802 distributed in the balance sheet between assets relating to defined benefit plans for pensions and similar commitments of MSEK 69 and provisions related to defined benefit plans for pensions and similar commitments of MSEK 871. The assets are included in Non-interest bearing financial fixed assets and the provisions under Non-interest bearing provisions. The net increase of MSEK 9 is explained by pension costs, cash paid out, acquisitions and translation differences. Please refer to Note 5 for further information.

Business combinations

IFRS 3 Business combinations was approved on March 31, 2004. Securitas does not intend to restate any acquisitions prior to the application date of IFRS 3. However for acquisitions carried out after the application date of IFRS 3 (from January 1, 2004), adjustments might be necessary for the allocation of the purchase price and also for any provisions for restructuring that was included in the determination of goodwill.

Goodwill amortization will under IFRS 3 cease from January 1, 2005 and the goodwill amortization charged to net income in 2004 will be reversed when 2004 is shown as a comparative adjusted to IFRS. Some of the goodwill amortization deemed to be related to intangible

assets will be reversed from net income as goodwill amortization but charged to net income as amortization of acquisition related intangible assets. This reclassification will be carried out in order to achieve a consistent classification going forward. The impact of this reclassification is not significant.

Goodwill amortization will be replaced by a yearly impairment test that will be carried out for all cash generating units (CGU) regardless if there is an indication of the goodwill being impaired or not. This is a difference from current Swedish GAAP where the impairment test was carried out whenever there was an indication of impairment. Securitas has an established impairment testing model that will be refined and utilized throughout the whole Group. This model is based on that the goodwill and other acquisition related intangibles will be tested for impairment on a CGU level which is consistent with the level that Securitas monitors performance i.e. per country in a division (segment).

Provisions for restructuring included in the determination of goodwill will not be allowed under IFRS 3. The impact of this is that the provisions for restructuring in existence as per December 31, 2003 will be reversed via equity after considering the tax impact. Any utilization of these provisions for restructuring during 2004 will be accounted for as a cost in the income statement. Thus the net impact on equity for these changes is nil, provided that the provisions for restructuring is utilized fully in 2004. For any provisions for restructuring included in the determination of goodwill in 2004 a similar reversal will take place. The difference is that the opening adjustment will be done as a reduction of goodwill. Thus the net impact on equity is any utilization during 2004 that will be accounted for as a cost without any offset in non-restricted reserves, since there is no opening balance for these provisions for restructuring that will be reversed via opening equity.

The acquisition process will have to be adapted mainly when it comes to the purchase price allocation that requires potentially more intangible assets, mainly customer related contracts, to be recognized before the residual value is assigned to goodwill. However since Securitas is a service industry company that acquires businesses in order to apply the Securitas model and generate value by restructuring and refining the acquired business, the main impact will still come from synergies, values related to human resources and the creation of strategic platforms for growth, which most likely will still result in the major part of the purchase price being allocated to goodwill under IFRS 3.

IFRS 3 will have a significant impact on the accounting of business combinations. However the fundamentals of acquisitions will still remain the same.

Financial instruments

IAS 32 Financial Instruments: Disclosure and presentation was introduced on January 1, 1996 whereas the corresponding Swedish standard RR 27 was introduced from 2003. There are several differences between the two standards most notably that IAS 32 does not permit the netting of two instruments with the purpose of creating one synthetic instrument e.g. a combination of a non-SEK denominated loan and a foreign currency swap where the Group would assume the liability to repay both principal and interest in SEK. The impact of this paragraph in RR 27 being phased out when replaced by IAS 32 is that there would be a grossing up of assets and liabilities for this type of transaction. The result of this effect can be seen in the column Total book value Group, on the lines Foreign currency forward contracts in Note 2 to the published Annual Report for 2003.

IAS 39 will be implemented from January 1, 2005 without the comparatives being restated. Any cumulative impact resulting from the revaluation of financial instruments under IAS 39 will be accounted for via equity. Subject to the final outcome of the Group's implementation of IAS 39 the indications today point in a direction where most of the hedging activities in place today will qualify for hedge accounting under IAS 39. The notable exception is the exposure to floating interest rate risk that today is being hedged via a program of interest rate swaps whereby the Group switches floating interest rate into fixed interest rate. The current estimate is that the cumulative impact, resulting from the revaluation of the interest rate swaps mentioned above, on January 1, 2005 is an unrealized loss of MSEK 50 before tax. The recognition of this effect, which constitutes a change in accounting principle, will net of tax be accounted for as a reduction of non-restricted reserves.

While IAS 39 will create more volatility in the income statement and balance sheet, although limited for Securitas, than what was previously the case under deferral hedge accounting, it is important to stress that it will not impact the cash flow of the Group nor the existing treasury strategies. For the interest rate swaps above and any other derivatives that will have to be accounted for with a similar impact, any unrealized gains or losses will come back to zero on the final maturity date.

Sharebased payments

IFRS 2 Share based payments deals with share based incentive schemes and for the purpose of how to account for these schemes divides them into either equity settled schemes or cash settled schemes. IFRS 2 was approved on November 7, 2002 and applies to schemes that have a grant date from this point in time and going forward and that has a vesting date later than January 1, 2005.

Securitas has no equity settled or cash settled schemes that would fall under the scope of this standard.

Other transition impact

A specific issue is that the MUSD 225 securitization agreement in the USA will no longer be an off-balance sheet source of funding. The Group has already earlier shown the securitization added back in Security Services USA's balance sheet and the impact of this on the key ratios for both operating capital employed as percent of sales and return on capital employed. The offset to the add-back was then shown under the heading of Other and thus did not impact these two key ratios on the Group level. When the securitization becomes an on-balance sheet source of funding this will thus impact the Group's key ratios for operating capital employed as percent of sales, return on capital employed as well as the net debt to equity ratio, see below and in schedules above. For the income statement the securitization will only result in a reclassification from Securitization costs to Interest expenses within the finance net. This will have a slight negative impact on the interest cover ratio, see below and in schedules above.

Six Fingers – Securitas' external financial key ratios

The impact on the external financial key ratios below is based on the preliminary impact on the Group's income statement and the preliminary bridge between closing balance according to Swedish GAAP and IAS/IFRS on January 1, 2004.

Organic sales growth will not be impacted by the transition to IAS/IFRS.

Total sales will not be impacted by the transition to IAS/IFRS.

The **operating margin** will not be significantly impacted by the introduction of IAS/IFRS, since the preliminary impact from IFRS 3 and other impact is only MSEK 6 and thus leaves the operating margin unchanged. RR 29 Employee benefits was introduced already on January 1, 2004 and has no impact on the operating margin from an IAS/IFRS transition perspective.

Income before taxes will be impacted by IFRS 3 and other impact with MSEK 1,097 mainly related to discontinuation of amortization of goodwill.

Operating capital employed as percent of sales will increase from 9 percent to 11 percent as a result mainly from the implementation of RR 29 Employee Benefits and the changed treatment of the securitization.

Free cash flow will not be impacted by the transition to IAS/IFRS since the amortization of goodwill and other acquisition related intangible assets has no cash flow impact and since restructuring costs will be added back to the operating income before amortization and shown below Free cash flow in the consolidated statement of cash flow according to the Securitas' financial model.

Return on capital employed will decrease from 18 percent to 17 percent as a result mainly due to the implementation of RR 29 Employee benefits and the changed treatment of the securitization.

The **net debt to equity ratio** will increase from 0.81 to 1.00 mainly due to the changed treatment of the securitization.

The **interest cover ratio** will for 2004 be 6.3 after the reclassification from Securitization costs to Interest expense. Without this reclassification the interest cover for 2004 would have been 6.5. Thus the IFRS impact on the interest cover ratio is a reduction of 0.2.

Earnings per share will be impacted mainly by the fact that goodwill no longer will be amortized. Based on the preliminary impact on the Group's income statement the increase in earnings per share for 2004 will be approximately SEK 2.87.

File No. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries mainly in USA and Europe.

For further information, please contact:

Thomas Berglund, President and CEO, +44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 (0) 20 8432 6554
Henrik Brehmer, Investor Relations, +44 (0)20 8432 6523, +44 (0)7884 117 192

Information Meeting and Telephone Conference

An Information Meeting will be held on November 4, 2004 at 3.00 p.m. CET
The Information Meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm
Call-in number to participate in the information meeting is +44 (0) 20 7162 0182
The meeting is also webcasted at www.securitasgroup.com
For a recorded version of the Information meeting please dial +44 (0) 20 8288 4459. Access code: 540012

SECURITAS

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Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70